NETLIST, INC.

111 Academy, Suite 100

Irvine, California 92617

VIA EDGAR

August 13, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Eranga Dias

Erin Purnell

Re: Netlist, Inc.

Acceleration Request for Registration Statement on Form S-3

Filed July 24, 2024

File No. 333-280985

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Netlist, Inc. hereby respectfully requests that the effective date and time of the above-referenced registration statement be accelerated to August 14, 2024, at 4:05 p.m., Eastern Time, or as soon thereafter as practicable.

Once the above-referenced registration statement has been declared effective, please orally confirm that event with our counsel, Melanie R. Levy or Jessica Zhang of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., at (858) 314 -1873 or (415) 432-6119.

Thank you for your assistance in this matter.

Sincerely,

NETLIST, INC.

/s/ Gail M. Sasaki
Gail M. Sasaki
Chief Financial Officer

cc:

Chun K. Hong, Chief Executive Officer

Scott Stanton, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Melanie R. Levy, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jessica Zhang, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.